K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

February 17, 2016
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Jacob Sandoval

Re:	Evanston Alternative Opportunities Fund
File No.: 811-22904; 333-191847

Dear Mr. Sandoval,

We have received the Staff's comments on Form N-CSR for the fiscal year ended March 31, 2015 (the "N-CSR") for Evanston Alternative Opportunities Fund (the "Fund") filed with the Commission on May 28, 2015.  The Staff's comments were received telephonically on January 28, 2016 (the "Comments").  We respectfully submit this response letter on behalf of the Fund.
The Fund's responses to the Comments are below and changes noted will be reflected in the Fund's N-CSR filings going forward.  We believe that the responses are fully responsive to the Staff's comments and resolve any matters raised.  We have, for the convenience of the Staff, repeated below the Comments followed by the Fund's response.  Defined terms have the same meanings as used by the Fund in the N-CSR.

The Fund acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings; (2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filings; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Fund Website
1.            On the Fund's "Fact Sheet," publicly available for download on the Fund's website, under "Expense Limitations" on the right-side margin, it states that expenses are limited to 0.50% (Class I) and 1.25% (Class A) for the Fund's second year of operation.  Please explain how these amounts are consistent with the Fund's prospectus and annual report.
Response:  The expense limitations amounts listed on the right-side margin of the Fund's "Fact Sheet," which do not include the Fund's 1.20% management fee, are subject to the disclosure in footnote 5.  Footnote 5 clarifies that, consistent with the expense limitation amounts listed in the Fund's prospectus and annual report, "ECM has contractually agreed to limit the total annualized operating expenses of the Fund (excluding any borrowing and investment-related costs and fees, taxes, extraordinary expenses and the fees and expenses of the Portfolio Funds) to 1.70% with respect to Class I and 2.45% with respect to Class A through June 30, 2016."
N-CSR
2.            Statement of Assets and Liabilities (page 2):  With respect to the amount listed under "Due from Adviser," confirm how frequently such receivable is settled.
Response:  For the N-CSR the receivable was settled after the Fund's fiscal year end. Going forward, the Fund and the Adviser will settle the receivable or payable account, as applicable, relating to the expense limitation agreement quarterly in concert with the Fund's payment of the Fund's management fee.
3.            Schedule of Investments (page 3): Please confirm whether any of the Portfolio Funds are deemed to be restricted securities.  If so, please add the required disclosure under Article 12-12 of Regulation S-X with respect to the date of acquisition.
Response:  The Fund supplementally confirms that all Portfolio Funds are deemed to be restricted securities.  Going forward, the Fund will include the required disclosure under Article 12-12 of Regulation S-X with respect to the date of acquisition.
4.            Schedule of Investments (page 3):  Confirm that all Portfolio Funds are income producing.  Alternatively, please indicate which Portfolio Funds are non-income producing, as required under Article 12-12 of Regulation S-X.
Response:  The Fund supplementally confirms that all Portfolio Funds are non-income producing.  Going forward, the Fund will include a note confirming that investments in Portfolio Funds are non-income producing.
5.            Schedule of Investments (page 3):  Please add one or more tables, charts, or graphs depicting the portfolio holdings of the Fund by reasonably identifiable categories, as required by Instruction 6.(a) to Item 24 of Form N-2.
Response: Going forward, the Fund will include a table, chart, or graph depicting the portfolio holdings of the Fund by reasonably identifiable categories.
6.            Statement of Operations (page 5): With respect to expenses included under "Other Expenses," please disclose separately any expense that was greater than five percent of the total expenses shown under "Expenses," in accordance with Article 6-07.2(b) of Regulation S-X.
Response: The Fund supplementally confirms that there was no expense included in the N-CSR under "Other Expenses" that was greater than 5% of the total expenses shown under the "Expenses" caption.  To the extent any expense is greater than 5% of total expenses shown under "Expenses," the Fund will separately disclose such expense.
7.            Statement of Changes in Net Assets (page 6): With respect to distributions, state separately distributions to shareholders from: (a) investment income-net; (b) realized gain from investment transactions-net; and (c) other sources, in accordance with Article 6-09.3 of Regulation S-X.
Response:  Going forward, the Fund will state separately distributions to shareholders from: (a) investment income-net; (b) realized gain from investment transactions-net; and (c) other sources, as applicable.
8.            Notes to Financial Statements - 5. Management Fee and Related Party Transactions (page 12): Please confirm that the expense limitation agreement for the Fund is in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73, in which the SEC staff reminds registrants that (i) they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year's expense cap; and (ii) prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.
Response:  Supplementally, the Fund confirms that the expense limitation agreement for the Fund is in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.
9.            Notes to Financial Statements - 5. Management Fee and Related Party Transactions (page 12):  Please show the amount of waived fees or expenses borne by the Adviser that are subject to recapture by the expiration date of the recapture obligation.
Response:  Going forward, the Fund will show the amount of waived fees or expenses borne by the Adviser that are subject to recapture by the expiration date of the recapture obligation as it has done in its semi-annual report on Form N-CSR for the period ending September 30, 2015, filed with the SEC on December 3, 2015.
10.            Financial Highlights (page 14): Please add a note stating that total investment return does not reflect sales loads, in accordance with Instruction 13.b. to Item 4 of Form N-2.
Response:  Going forward, the Fund will add a note stating that total investment return does not reflect sales loads.
*            *            *

Thank you for your attention to these matters.  If you have any questions, please call me at (617) 951-9209.
Very truly yours,

/s/ Pablo J. Man
Pablo J. Man

4